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UN[ITED STATES]
SECURITIES AN[D EXCHANGE COMMISSION]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00480~~

8-15023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 30, 2000 (MM/DD/YY) AND ENDING October 26, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parker/Hunter Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Grant Street
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John P. Meegan (412) 562-8217
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name — if individual, state last, first, middle name)

2500 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publi[c accountant] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 2[40.17a-5(e)(2)]

This report contains (check all applicable boxes):

[x] (a) Facing page.
Independent Auditors' Report.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x] (j) A reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not Applicable)
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report. (Not Required)
[x] (n) Supplemental Report on Internal Control.
(A report describing any material inadequacies found to exist or to have existed since the date of the previous audit).

See also PUBLIC report filed simultaneously herewith which contains:

- Statement of Financial Condition
- Supplemental Report on Internal Control

PARKER/HUNTER INCORPORATED
SEC I.D. NO. (8-15023)

Statement of Financial Condition as of
October 26, 2001, and
Independent Auditors' Report and
Supplemental Report on
Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Parker/Hunter Incorporated:

We have audited the accompanying statement of financial condition of Parker/Hunter Incorporated (the "Firm") as of October 26, 2001 that the Firm is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Parker/Hunter Incorporated at October 26, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

December 14, 2001

Deloitte
Touche
Tohmatsu

PARKER/HUNTER INCORPORATED

STATEMENT OF FINANCIAL CONDITION
OCTOBER 26, 2001

ASSETS

ASSETS:	
Cash	$ 1,361,711
Receivable from brokers or dealers and clearing organizations	1,196,961
Receivable from customers	29,654,086
Securities owned, at market value:	
U.S. government obligations	9,600
State and municipal obligations	275,587
Corporate stocks	3,708,005
Corporate bonds, debentures and notes	154,939
Total securities owned, at market value	4,148,131
Securities pledged as collateral	429,808
Other investments, at estimated fair value	999,803
Exchange membership, at cost (latest contracted sales price, $2,300,000)	333,333
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $4,780,885	1,779,572
Other assets	1,560,909
TOTAL	$ 41,464,314

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Demand notes payable to bank, secured (Note 2)	$ 3,254,342
Payable to brokers or dealers and clearing organizations	1,280,581
Payable to customers	3,038,167
Securities sold, not yet purchased	195,151
Accounts payable and other accrued expenses	9,383,083
Total liabilities	17,151,324
STOCKHOLDERS' EQUITY (Note 3):	
Common stock, $.0417 par value - authorized, 24,000,000 shares; issued, 4,149,600 shares	172,900
Paid-in capital	6,311,686
Retained earnings	31,335,896
	37,820,482
Less: Treasury stock - at cost, 2,855,159 common shares	13,507,492
Total stockholders' equity	24,312,990
TOTAL	$ 41,464,314

See notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parker/Hunter Incorporated (the "Firm") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the New York Stock Exchange. The Firm is the largest independently owned stock brokerage and investment banking firm headquartered in Pennsylvania and operates 21 offices in Pennsylvania, Ohio and West Virginia. The following is a summary of significant accounting policies followed by the Firm in the preparation of its statement of financial condition:

a. *Securities Transactions* - Securities transactions are recorded on a settlement date basis, generally the third business day after the trade date. Recordation on a settlement date basis does not materially differ from that of trade date.

b. *Securities Valuation* - Securities held in Firm trading and investment accounts are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. *Exchange Membership* - Exchange membership is carried at cost.

d. *Depreciation* - Depreciation on furniture and equipment is provided on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on accelerated methods over the estimated useful lives of the assets or the lease term.

e. *Cash* - Items described as cash include amounts on deposit with commercial banks.

f. *Income Taxes* - The Firm uses the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

g. *Use of Estimates* - The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the carrying amounts and disclosure of assets and liabilities. Actual results could differ from those estimates.

h. *New Accounting Pronouncement* - In the first quarter of fiscal year 2001, the Firm adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, and for hedging activities. SFAS No. 133 requires the Firm to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. The Firm held no derivative instruments as of October 26, 2001. The adoption of SFAS No. 133 had no material impact on the Firm's financial position for the year ended October 26, 2001.

2. DEMAND NOTES PAYABLE TO BANK

Demand notes payable to bank at October 26, 2001 consists of a demand note payable in the amount of $3,004,342, fully collateralized by approximately $23,765,248 of customer margin account securities, and demand note payable in the amount of $250,000, fully collateralized by approximately $429,808 of securities owned by the Firm. Interest is payable monthly at a rate based on the federal funds rate. The interest rate was 3.3% at October 26, 2001.

3. NET CAPITAL REQUIREMENT

The Firm, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") under the Securities Exchange Act of 1934. Under the computation provided for in the Rule, the Firm is required to maintain "net capital" equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At October 26, 2001, the Firm had net capital and a net capital requirement of $18,811,117 and $1,083,549, respectively, and a ratio of aggregate indebtedness to net capital of 0.86 to 1.

4. LEASE COMMITMENTS

The Firm is committed to lease office space and certain furniture and equipment under operating lease agreements. Minimum rental commitments are as follows: 2002 - $1,395,639; 2003 - $1,145,436; 2004 - $304,618; 2005 - $199,827; 2006 - $153,378 and $132,431, thereafter.

5. INCOME TAXES

A net deferred income tax liability of $496,000 existed October 26, 2001, consisting of $386,000 in deferred tax assets and $882,000 in deferred tax liabilities, reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis used for income tax purposes. Principal temporary differences relate to deferred compensation, contingency reserves and unrealized investment gains.

6. EMPLOYEE BENEFIT PLANS

The Firm sponsors both an Employee Stock Ownership Plan and a 401(k) plan. The Employee Stock Ownership Plan is a noncontributory defined contribution stock bonus plan. The 401(k) plan is a defined contribution plan. These plans are extended to all eligible employees. Contributions to the plans by the Firm are at the discretion of the Board of Directors.

The Firm administers a book value stock purchase program for certain key employees. Under the program, the employees are permitted to purchase a certain number of shares as determined by the Firm at the then current book value. Upon retirement/termination, the Firm has the right to purchase the stock at the current book value. The employee also has the right to require the Firm to purchase the stock in such an event.

7. CONTINGENCIES

There are certain lawsuits pending against underwriting groups involving securities offerings in which the Firm may have participated in the ordinary course of its business and in which the Firm may be required to participate in paying settlement fees and costs in amounts that would be material to the Firm's results of operations and financial position. In view of the number and diversity of these claims against the Firm and the inherent difficulty of predicting the outcome of litigation and other claims, the Firm cannot state with certainty what the outcome of pending litigation or other claims will be. The Firm provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Firm's future results of operations cannot be predicted because any such effect depends on the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the results of operations or financial position of the Firm.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

SFAS No. 105 requires disclosure of certain financial instruments with potential off-balance-sheet credit risk. The Firm has not experienced non-performance by customers or counterparties in the situations discussed below.

In the normal course of business, the Firm enters into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Firm (for example, securities loaned to, or failed to receive from other brokers or dealers), the Firm may incur a loss if the related security is not received and the market value has fluctuated from the contract amount of the transaction.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Firm may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in a customer's account. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts. Such transactions may expose the Firm to off-balance-sheet credit risk in the event collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Firm seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Firm monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

At October 26, 2001, customer margin securities of approximately $40,713,478 and stock borrowings of approximately $109,300 were available to the Firm to utilize as collateral on various borrowings or other purposes. The Firm had utilized a portion of these available securities as collateral for bank loans ($23,765,248), OCC margin requirements ($2,589,909) and customer short sales ($3,705).

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, repurchase and resale agreements, securities borrowed and loaned, receivables, short-term borrowings, liabilities to customers and brokers and dealers, accrued interest and other liabilities.

* * * * * *